15048573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Sciences, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Milk Street, 2nd Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yun-Ying Chien (617) 338-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 2/14

OATH OR AFFIRMATION

I, Yun-Ying Chien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Sciences, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAO-SHU HO
MY COMM. EXPIRES MARCH 10, 2017
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Financial Sciences, Inc.

We have audited the accompanying financial statements of Financial Sciences, Inc. (a Massachusetts corporation) (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Financial Sciences, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 18, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

FINANCIAL SCIENCES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	1,037,665
Deposit with clearing organization		50,000
Marketable securities		452,786
Other assets		1,205
Total assets	$	1,541,656

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,904
Securities sold, not yet purchased		74,286
Total liabilities		82,190
Stockholders' equity:		
Common stock, $30 par value, authorized and issued 5,000 shares; 4,800 shares outstanding		150,000
Additional paid-in capital		542,754
Retained earnings		827,707
		1,520,461
Less: Treasury stock, 200 shares at cost		(60,995)
Total stockholders' equity		1,459,466
Total liabilities and stockholders' equity	$	1,541,656

See notes to financial statements

FINANCIAL SCIENCES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2014

Revenues:	
Commissions and fees	$ 222,895
Interest and dividends	8,380
Trading losses	(24,666)
	206,609
Operating expenses:	
Compensation and related expense	135,017
Communications and data processing	8,734
Floor brokerage and clearing costs	73,620
Rent	30,000
Professional fees	7,750
Regulatory fees and other costs	7,967
Other expenses	3,446
	266,534
Net loss before corporate taxes	(59,925)
Provision for corporate taxes	3,795
Net loss	$ (63,720)

See notes to financial statements

FINANCIAL SCIENCES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2014

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2014	5,000	$ 150,000	$ 542,754	$ 891,427	$ 1,584,181
Net loss	-	-	-	(63,720)	(63,720)
Balance, December 31, 2014	5,000	$ 150,000	$ 542,754	$ 827,707	$ 1,520,461

See notes to financial statements

FINANCIAL SCIENCES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(63,720)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in operating assets and liabilities:		
Other assets		(986)
Marketable securities		(5,060)
Accounts payable and accrued expenses		880
Securities sold, not yet purchased		62,866
Net cash used for operating activities		(6,020)
Net decrease in cash during the year		(6,020)
Cash, beginning of year		1,043,685
Cash, end of year	$	1,037,665

See notes to financial statements

FINANCIAL SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 **Organization and nature of business**

Financial Sciences, Inc. (the "Company") was formed in 1974 as a Massachusetts corporation. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts.

Note 2 **Summary of significant accounting policies**

Securities
Security positions resulting from proprietary trading are reported at fair value in accordance with fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings. At December 31, 2014 the Company held investments with a fair value of $452,786.

Revenue recognition
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade-date basis.

Income taxes
Accounting standards require an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions (continued)
If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, deposit with clearing organization, and accounts payable and accrued expenses approximates fair value due to the short maturities of these assets and liabilities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting standards more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 7). The Company's financial and nonfinancial assets and liabilities reflected in the financial statements at fair value include marketable securities and securities sold, not yet purchased.

Subsequent events
The Company has evaluated subsequent events through February 18, 2015, which is the date the financial statements were available to be issued.

Note 3 **Concentrations**

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 3 **Concentrations (continued)**

Trading and brokerage activities
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In addition, the Company has sold options that it does not currently own (securities sold, not yet purchased) and therefore may be obligated to purchase the underlying securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2014 at the fair values of the related securities and could incur a loss if the fair value of the related securities changes subsequent to December 31, 2014. The Company controls this risk through a variety of reporting and control procedures.

Note 4 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2014 the Company's net capital was $1,275,419, which was $1,175,419 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was 0.0062 to 1.

Note 5 **Income taxes**

The deferred tax assets include the following components at December 31, 2014:

		Federal		State		Total
Deferred tax asset	$	13,000	$	7,000	$	20,000
Valuation allowance		(13,000)		(7,000)		(20,000)
Net deferred tax asset	$	-	$	-	$	-

The deferred tax asset results from net operating loss carryforwards. The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. The valuation allowance increased by $6,000 during the year ended December 31, 2014.

Note 5 **Income taxes (continued)**

The Company has available net operating loss carryforwards of approximately $85,000 for federal tax purposes and approximately $88,000 for Massachusetts state tax purposes. The federal and Massachusetts state net operating losses can be used to offset future taxable income and expire at various dates through 2034 and 2019, respectively.

Note 6 **Clearing agreement and restricted cash**

The Company has entered into an agreement with Southwest Securities, Inc. ("SWS") to act as their clearing agent. In connection with this agreement, SWS has required the Company to maintain a deposit of $50,000, which is held in an interest bearing account.

Note 7 **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually), be measured at fair value. These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

Note 7 **Fair value measurements (continued)**

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2014.

Marketable securities and securities sold, not yet purchased: Securities valued using quoted market prices.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets and liabilities at December 31, 2014:

Assets	Level 1	Level 2	Level 3	Total
Marketable securities	$ 452,786	$ -	$ -	$ 452,786
Liabilities				
Securities sold, not yet purchased	(74,286)	-	-	(74,286)
	$ 378,500	$ -	$ -	$ 378,500

FINANCIAL SCIENCES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2014

Capital		
Stockholders' equity		$ 1,459,466
Net capital before deducting non-allowable assets		$ 1,459,466
Non-allowable assets:		
Other assets		(1,205)
		1,458,261
Haircuts on securities:		
Options	(114,924)	
Other securities	(67,918)	
		(182,842)
Net capital		$ 1,275,419
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 7,904
Computation of basic net capital requirement		
Minimum net capital required		$ 527
Minimum dollar net capital required		100,000
Net capital requirement		100,000
Excess net capital		$ 1,175,419
Net capital less 120% of minimum dollar net capital required		$ 1,155,419
Percentage of aggregate indebtedness to net capital		0.62%

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's part II (unaudited) focus report	$ 1,304,650
Adjustment to haircuts on options	(29,231)
Net capital per above	$ 1,275,419

FINANCIAL SCIENCES, INC.

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15c3-3

Period Ended December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Financial Sciences, Inc.

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) Financial Sciences, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Sciences, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Financial Sciences, Inc. stated that Financial Sciences, Inc. met the identified exemption provisions throughout the period ended December 31, 2014, without exception. Financial Sciences, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Sciences, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 18, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Financial Sciences, Inc.

21 Milk Street, 2nd Floor
Boston, MA 02109

Tel: (617) 338-5700
Fax: (617) 338-6366

Assertions Regarding Exemption Provisions

We, as management of Financial Sciences, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from June 1, 2014 to December 31, 2014.

By:
Hwachii Lien, President

Hwachii Lien

Feb. 12. 2015
(Date)

Yun-Ying Chien, Treasurer

Yun Chien

2-12-2015
(Date)